Chase Tower
600 Travis, Suite 3250
Houston, TX 77002
(713) 255-5990 Main
(713) 713 255-5991 Fax
www.petrologistics.com

May 1, 2014

Mr. W. John Cash
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-4631

Re:	PetroLogistics LP Form 10-K for Fiscal Year ended December 31, 2013 Filed March 7, 2014 File No. 001-35529

Dear Mr. Cash:

Set forth below are the responses of PetroLogistics LP (the “Partnership, “ we,” “our” or “us”) to the comment contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated April 23, 2014, with respect to the above-captioned filing (the “Form 10-K”).

The Partnership acknowledges that the adequacy and accuracy of the disclosure in the Form 10-K is the responsibility of the Partnership, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K and that Staff comments may not be asserted by the Partnership as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, the exact text of the comment provided by the Staff has been included in bold type preceding the response.
Form 10-K for Fiscal Year Ended December 31, 2013
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 32
Year Ended December 31, 2013 Compared to Year Ended December 31, 2012, page 33
Cost of Sales, page 33

1.	Based on your presentation of the components of cost of sales for recent periods, it appears you are presenting the revenues and costs of purchased propylene on a gross basis. We understand the purpose of these purchases is to fulfill your customer commitments during periods where your production may be interrupted or is otherwise insufficient to meet your contractual commitments. Please tell us how you have considered the guidance of ASC 605-45-45-1 through 45-18 in determining that your presentation of these transactions on a gross basis is appropriate.

W. John Cash

Response: As noted in your comment, we occasionally purchase propylene on the open market in order to fulfill contractual commitments with customers in periods when our facility’s propylene production is insufficient to meet our obligations to customers. In addition we may purchase propylene in advance of periods of planned facility downtime in order to meet our contractual obligations with customers during the downtime. The following is in response to these particular circumstances.

We note that according to FASB Accounting Standards Codification (“ASC”) 605-45-45-1, it is a matter of judgment whether an entity should report revenue based on either of the following:

a.	The gross amount billed to a customer because it has earned revenue (as a principal) from the sale of the goods or services; or

b.	The net amount retained (that is, the amount billed to the customer less the amount paid to a supplier) because it has earned a commission or fee as an agent.

As discussed in more detail below, we believe that the following are key factors that support our conclusion that we should report related revenue on the gross reporting basis:

•	We are the primary obligor responsible for the fulfillment of customer orders.

•	We have inventory risk with respect to the propylene shipped directly to our customers and have inventory risk with respect to the propylene that is shipped to us.

•	Our propylene sales contracts with our customers govern the pricing of the propylene we sell to them.

•	We take credit risk for the propylene we sell to our customers.

•	We have discretion in propylene supplier selection.

•
Our customer contracts establish the product specifications for propylene we sell to our customers. We contract separately with propylene suppliers for the quality specifications for propylene that we purchase and then deliver to our customers.

ASC 605-45-45 lists eight indicators that should be considered in determining whether an entity’s revenues should be reported on a gross basis and three indicators that should be considered in determining whether revenues should be reported on a net basis. Set forth below is a discussion of the key factors for our conclusion that we should report revenue on a gross basis in relation to the indicators listed in ASC 605-45-45.

W. John Cash

1.	“The Entity Is the Primary Obligor in the Arrangement” (ASC 605-45-45-4)
Regardless of whether we produce or purchase the propylene, our customer contracts require that we provide the propylene to our customers through pre-established delivery points. Also, our customer contracts specify the quality, or grade, of propylene that we are responsible for providing.  Our contracts are solely between us and our customers, and we are ultimately responsible for fulfilling customer orders, known as nominations, with the correct quantity and grade of propylene. We enter into the purchase contract for propylene directly with our suppliers exclusive of our sales contracts and specify the quality and quantity of propylene that we are buying. We, therefore, believe that we are the primary obligor in our sales arrangements because we are responsible for the acceptability of the propylene by the customer regardless of the source.
2.	“The Entity Has General Inventory Risk—Before Customer Order is Placed or Upon Customer Return” (ASC 605-45-45-5 through 45-7)
In certain instances we request that our supplier deliver propylene directly to our customers through our supplier’s or third party pipelines when we are not directly connected to the customer for the required grade of propylene or do not have the propylene in our own inventory due to plant downtime. In the event that a customer is unable to accept delivery of the propylene (for example, due to an outage at the customer’s facility), the propylene is delivered to one of our storage locations where it is held in our inventory exchange account with the storage provider. The customer bears no risk of loss for propylene that we purchase until the propylene is delivered to and accepted by the customer. We may also request that the supplier deliver the propylene directly to one of our storage locations where it is held in our inventory exchange account with the storage provider.
The inventories held on exchange are recorded on our balance sheet and held in inventory for future sale to customers. We ultimately bear the risk of loss with respect to the inventory held in our inventory exchange accounts.
3.	“The Entity Has Latitude in Establishing Price” (ASC 605-45-45-8)
Propylene is a commodity whose price is determined monthly by market forces. The price of the propylene that we sell to our customers, whether produced by us or purchased from third party suppliers and delivered to our customers, is governed by executed multi-year contracts with each of our customers. Our contracts specify fixed or formulaic discounts, which are applied to the propylene commodity price. Consequently, we bear the risks and rewards of the pricing established under our customer contracts, and third party suppliers have no influence on our contracted sales prices.
4.	“The Entity Changes the Product or Performs Part of the Service” (ASC 605-45-45-9)
This indicator is not applicable to us since propylene is a commodity.

W. John Cash

5.	“The Entity Has Discretion in Supplier Selection” (ASC 605-45-45-10)
In the event we are unable to produce or provide the propylene quantities nominated by our customers, we purchase propylene on the spot market. There are multiple suppliers of propylene, and the selection of the supplier is solely up to us. We have discretion over the supplier and are primarily responsible for the fulfillment of our customer nominations.
6.	“The Entity is Involved in the Determination of Product or Service Specifications” (ASC 605-45-45-11)
Our contracts with our customers establish the grade of propylene and minimum quality thresholds that must be met in order for our customers to accept the propylene deliveries. Our customers typically perform lab tests on the quality of the propylene we provide either from our production or from a third party supplier. The quality specifications are negotiated solely between us and our customers. When we purchase propylene from a supplier, we select the supplier and establish the purchase order quality specifications directly with the supplier. We bear the inventory risk for the purchased propylene delivered to our customers if the quality of the propylene does not meet the customer’s quality specifications.
7.	“The Entity Has Physical Loss Inventory Risk—After Customer Order or During Shipping” (ASC 605-45-45-12)
Propylene that we purchase from third party suppliers that is delivered to one of our storage locations and later delivered to one of our customers remains in our inventory and under our ownership until the customer takes delivery at its facility. We bear the risk of loss for the inventory until our customer orders (or nominates) the propylene and takes delivery of the propylene. Until the propylene is received at the customer’s meter at its facility, we bear the risk of loss for the inventory being shipped to the customer from our storage location. For shipments directly from our suppliers, we obtain title and immediately transfer title to the customer when it reaches the customer site.
8.	“The Entity Has Credit Risk” (ASC 605-45-45-13 through 45-14)
We take credit risk for propylene that we sell to our customers. We are responsible for collecting the sales price from a customer. For propylene provided by a third party supplier we must pay the amount owed to the supplier regardless of whether we collect the sales price from our customers.
ASC 605-45-45 lists three indicators that should be considered in determining whether revenues should be reported on a net basis. Set forth below is a discussion of each of these indicators and why they are not applicable to us.

1.	“The Entity’s Supplier is the Primary Obligor in the Arrangement” (ASC 605-45-45-16)

As discussed previously, our customer contracts specify the grade of propylene that we are responsible for providing.  Our contracts are solely between us and our customers, and the responsibility for fulfilling customer nominations with the correct quantity and grade of propylene lies with us. Our customers look to us for performance under the terms of our contracts. We enter into the purchase contracts for propylene directly with suppliers and specify the quality and quantity of propylene that we are buying and, therefore, believe that we, as opposed to the supplier, are the primary obligor in our sales arrangements.

W. John Cash

2.	“The Amount the Entity Earns is Fixed” (ASC 605-45-17)

Our customer contracts establish the price for the propylene that we sell to the customer based on the market price of propylene. The market price of propylene fluctuates monthly, and our customer contracts dictate the monthly propylene sales price using a discount off of the market price. The sales contracts determine the amount that we earn on the sales transactions exclusive of our arrangements with our suppliers. Our cost of propylene, whether purchased or produced, also varies. Therefore, the amount we earn on sales of purchased propylene is not fixed.

3.	“The Supplier Has Credit Risk” (ASC 605-45-18)

As discussed above, we take credit risk for propylene that we sell to our customers. We are responsible for collecting the sales price from a customer. For propylene provided by a third party supplier we must pay the amount owed to the supplier regardless of whether we collect the sales price from our customers.

Conclusion

We understand that there is significant judgment in determining whether gross or net presentation is applicable and we believe the indicators described above and application of the guidance contained in ASC 605 provide strong evidence of our conclusion of presenting revenues on a gross basis.

If you have any questions or require any additional information, please do not hesitate to contact me, 713-255-5979.
Very truly yours,

PetroLogistics LP

/s/ Sharon Spurlin
Sharon Spurlin
Senior Vice President and
Chief Financial Officer

cc:	Mr. Phillip D. Kramer
Chairman of the Audit Committee
Mr. David Lumpkins
Executive Chairman
Mr. Nathan Ticatch
President and Chief Executive Officer
Mr. Richard Rice, Esq.
Senior Vice President,
General Counsel and Corporate Secretary
Mr. James J. Fox, Esq.
Vinson & Elkins L.L.P.
Ms. Elaine Pickle
Ernst & Young LLP